[VOCALTEC LOGO]

                  VocalTec Announces Third Quarter 2004 Results


HERZLIA, Israel, October 28, 2004 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the third quarter ended September 30, 2004.

Revenues for the third quarter of 2004 were $1.2 million, compared with $1.9 million in the second quarter of 2004 and $3.2 million in the third quarter of 2003. According to U.S. GAAP, net loss in the third quarter of 2004 was $2.9 million, or $0.19 per share, compared with net loss of $3.0 million, or $0.20 per share in the second quarter of 2004, and compared with a net loss of $3.1 million, or $0.26 per share, in the third quarter of 2003.

Gross margin decreased in the third quarter of 2004 to 31% compared to 42% in the second quarter of 2004 and in the third quarter of 2003, reflecting lower product revenue and the current mix between products and services during the quarter.

Operating expenses were reduced to $3.2 million in the third quarter of 2004, compared to $3.8 million in the second quarter of 2004 and $4.6 million in the third quarter of 2003. As a result, the operating loss in the third quarter of 2004 declined to $2.9 million from $3.0 million in the second quarter of 2004 and $3.3 million in the third quarter of 2003.

"None of our traditional ILD customers are ordering, and it is taking a bit longer than we'd hoped for our new Essentra modular products to be taken up by new customers," said Elon Ganor, Chairman and CEO of VocalTec. "Nevertheless, we have had some early success as evidenced by the recent announcement with Nova Telefonia, and additional interest is strong. The solution is being tested by several potential customers, and we have responded to a few promising RFPs recently."

At the end of the third quarter of 2004, cash, cash equivalents and short-term investments totaled $10.8 million, compared with $13.9 million in the second quarter of 2004. The company's cash use in the third quarter declined to $3.1 million from $3.2 million in the second quarter of 2004.

"Conserving our cash is obviously of utmost importance," said Hugo Goldman, VocalTec's Chief Financial Officer. "We were able to decrease operating expenses to $3.2 million in Q3 and reduce our use of cash to $3.1 million. We will continue to focus on preserving our financial flexibility while we move through the sales cycle for our new Essentra product suite."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

Learn more about our products and solutions at www.vocaltec.com.
                                               ----------------
NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

VocalTec Agency                            VocalTec Communications Ltd.
Dylan Locsin/Katy Brennan                  Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: +1 617-577-9777                       Tel: (US) 201-228-7000 x 6208
dlocsin@LNScom.com                         (Israel) +972-9-9707885
kbrennan@LNScom.com                        carmen@vocaltec.com

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      All data in thousands of U.S. dollars


                                        Three months ended   Nine months ended
                                           September 30        September 30
                                        ------------------  ------------------
                                          2004      2003      2004      2003
                                        --------  --------  --------  --------
                                             Unaudited           Unaudited
Sales
   Products                                  703     2,545     2,620    13,205
   Services                                  498       628     1,705     2,131
                                        --------  --------  --------  --------
                                           1,201     3,173     4,325    15,336
                                        --------  --------  --------  --------

Cost of Sales
   Products                                  456     1,485     1,563     6,297
   Services                                  372       367     1,202       885
                                        --------  --------  --------  --------
                                             828     1,852     2,765     7,182
                                        --------  --------  --------  --------
       Gross Profit                          373     1,321     1,560     8,154
                                        --------  --------  --------  --------


Operating Expenses:
  Research and development, net              936     1,107     3,261     3,201
  Marketing and selling                    1,653     2,603     5,833     7,715
  General and administrative                 660       938     2,231     2,701
                                        --------  --------  --------  --------
      Total Operating Expenses             3,249     4,648    11,325    13,617
                                        --------  --------  --------  --------

      Operating loss                     (2,876)   (3,327)   (9,765)   (5,463)
                                        --------  --------  --------  --------

Other income, net                            18         72        52       128
Financial income (expenses), net            (15)       175       106         8
                                        --------  --------  --------  --------


  Loss before income taxes               (2,873)   (3,080)   (9,607)   (5,327)
Income taxes                                (56)      (61)     (120)      (80)
                                        --------  --------  --------  --------
     Net Loss                            (2,929)   (3,141)   (9,727)   (5,407)
                                        ========  ========  ========  ========


Basic and diluted net loss per
ordinary share:                         --------  --------  --------  --------
     Basic and diluted net loss           (0.19)    (0.26)    (0.68)    (0.44)
                                        ========  ========  ========  ========


Weighted average number of ordinary
shares used in computing basic and
diluted net loss per share amounts
(in thousands)                            15,024    12,267    14,353    12,190
                                        ========  ========  ========  ========



                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                September 30    December 31
                                                    2004            2003
                                                ------------   ------------
                                                 Unaudited        Audited

Current Assets
  Cash, cash equivalents and short term
  investments                                         10,794         12,150
  Trade receivables, net                                 492          1,535
  Other receivables                                    1,248            872
  Inventories                                          1,728          1,481
                                                ------------   ------------
        Total Current Assets                          14,262         16,038
                                                ------------   ------------

Severance pay funds                                    2,018          2,107
                                                ------------   ------------

Equipment, Net                                         1,217          1,496
                                                ------------   ------------


                   Total Assets                       17,497         19,641
                                                ============   ============


Current Liabilities
  Trade payables                                       2,137          2,423
  Accrued expenses and other liabilities               3,305          4,071
  Deferred revenues                                      972          1,505
                                                ------------   ------------
                                                       6,414          7,999
                                                ------------   ------------

Long Term Liabilities
   Accrued severance pay                               2,953          3,104
                                                ------------   ------------
                                                       2,953          3,104
                                                ------------   ------------

          Total Liabilities                            9,367         11,103
                                                ------------   ------------


Shareholders' Equity
  Share capital
    Ordinary shares of NIS 0.01 par value:
     Authorized - 30,000,000 shares;
     Issued and outstanding - 15,024,523
as of September 30, 2004 and
12,445,299 as of December 31, 2003                        42             37
   Additional paid-in capital                        106,867         97,553
   Accumulated deficit                              (98,779)       (89,052)
                                                ------------   ------------
        Total Shareholders' Equity                     8,130          8,538
                                                ------------   ------------

   Total liabilities and shareholders' equity         17,497         19,641
                                                ============   ============